The filer of this document is Mercy Investment Services, 2039 North Geyer Rd., St. Louis, MO 63131

March 24, 2020

Note to Shareholders: This filing is to replace/clarify the PX14A6G filed on March 23, 2020. This document is submitted by the following organizational representatives in requesting shareholder support. They can be contacted for further information:

•	Item 8: Donna Meyer, Mercy Investment Services, representing Daughters of Charity, Inc., dmeyer@mercyinvestments.org
•	Item 11: Meredith Miller, UAW Retiree Medical Benefits Trust, mamiller@rhac.com
•	Item 12: Cathy Rowan, Trinity Health, RowanCM@trinity-health.org

Eli Lilly and Company

Shareholders Proposals for Independent Chair, Clawback Disclosure, and Bonus Deferrals

Dear Fellow Eli Lilly and Company Shareholders:

Please vote at the May 4, 2020 annual meeting of Eli Lilly and Company (NYSE: LLY) FOR the following three shareholder resolutions designed to promote accountability and robust oversight:

•	The Independent Chair Proposal (Item 8) submitted by Daughters of Charity, Inc.
•	The Bonus Deferral Proposal (Item 11) submitted by the UAW Retiree Medical Benefits Trust
•	The Clawback Disclosure Proposal (Item 12) submitted by Trinity Health

Eli Lilly and Company (LLY) (“Eli Lilly”) stands at a critical juncture, given the business risks created by the rising prices of the company’s insulin products and allegations of anti-competitive pricing behavior in the insulin market.i We urge shareholders to clearly signal to the Eli Lilly board that the long-term financial and reputational risks of its current strategy outweigh any short-term financial benefits, by voting FOR Proposals 8, 11 and 12 to require an independent chair, adopt a clawback disclosure policy and implement a bonus deferral arrangement.

These reforms were originally recommended to LLY by the Investors for Opioid Accountability (“IOPA”), a diverse coalition that includes 61 state treasurers, publicly elected comptrollers, asset managers, faith-based, public, and labor funds with AUM of $4.4 T. The sponsors of the three proposals discussed herein are members of the IOPA, which was established in response to concerns about risks created by pharmaceutical company conduct.

ELI LILLY FACES FINANCIAL, LEGAL AND REPUTATIONAL RISKS

As one of the three primary insulin makers worldwide, Eli Lilly faces substantial financial, legal and reputational risks stemming from allegations that it has engaged in anti-competitive pricing and related behavior in the insulin market. According to Eli Lilly’s most recent 10-K, these include a purported class action and a related lawsuit in the U.S. District Court in New Jersey, which allege that the company (along with the other two primary insulin makers, Sanofi and Novo Nordisk) have violated various state consumer protection laws and the Federal Racketeer Influenced and Corrupt Organization Act, as well as engaged in common law fraud, and unjust enrichment.ii

Similar complaints have been filed against these three companies by the Minnesota and Kentucky Attorney Generals’ Offices and by Harris County in Texas, adding false advertising and civil conspiracy claims, violations of federal and state anti-trust laws and the state deceptive trade practices-consumer protection act.iii Eli Lilly has also received related subpoenas, civil investigative demands and information requests from the Attorney Generals’ Offices in New York, Washington, New Mexico, Colorado, Mississippi, Washington, D.C., California, Florida, Hawaii and Nevada, as well as from U.S. House of Representatives and Senate Committees.iv

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These legal challenges and investigations have generated substantial media attention, which raise concerns about reputational and financial harm to the company and its shareholders.v

We urge you to Vote FOR an INDEPENDENT BOARD CHAIR (Item 8)

Investors may disagree about whether an independent board chair is considered the best governance practice at all companies. However, independent board leadership is clearly at a premium when a company is in the midst of the kind of legal scrutiny and pressure facing Eli Lilly.

This proposal is not intended as a referendum on David Ricks’vi leadership as CEO or fitness as a director, but solely on his continued service as chair. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated -- to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss and clarifies where the authority of the CEO ends and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks. In light of potentially material legal, regulatory, financial and reputational risks, as well as controversies and legal challenges facing the company (as described in more detail above), we are concerned that the board is not providing the sufficiently robust oversight of the company’s culture, strategy, and risk management. Adopting best governance practices, including an independent board chair, should ensure that oversight.

•	Significant Governance Concern Resulting from Absence of Important Governance Provisions. An independent board chair would be especially useful at Eli Lilly, as its shareholders do not have common – yet critical -- investor rights that provide additional accountability: the right to elect all directors on an annual basis and the right to amend the company’s articles of incorporation with the vote of a majority of the outstanding shares. Under Eli Lilly’s articles of incorporation, approval of 80 percent of its outstanding shares is required to adopt these provisions. The company has put management proposals to adopt the provisions up for a shareholder vote several times, and those proposals garnered strong majority support but fell short of 80 percent. Eli Lilly’s proxy statements lack evidence that it has meaningfully increased the amount it spends to solicit shareholdersvi, which would increase the likelihood of achieving the 80 percent threshold.

U.S. boards are increasingly recognizing the value of an independent board chair. According to the 2019 U.S. Spencer Stuart Board Index, the number of S&P 500 companies with independent board chairs has more than doubled over the past decade, to now include one-third of the companies.vii Among the 18 Biotechnology/Pharmaceutical companies listed in this Spencer Stuart report, seven have truly independent chairs, including such companies as Biogen Idec, Regeneron Pharmaceuticals, Perrigo Company and Nektar Therapeutics.viii

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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In our view, a combined chair/CEO diminishes the quality of board discussions. According to PwC’s 2019 Annual Corporate Directors Survey, 57 percent of the over 700 public company directors surveyed indicated that it was more difficult for dissent to be voiced on one or more issues in the boardroom when there was a combined chair/CEO.ix A recent Harvard Business Review article argued in favor of separating the chair and CEO roles, citing findings from interviews they conducted with CEOs, board chairs, investor and founders: separation “can strengthen the quality of questions the corporation asks itself,” which improves risk management.x The EY Center for Board Matters reports that lead independent directors “do not command the same authority as a board chair.”xi

We urge you to Vote FOR a BONUS DEFERRAL POLICY (Item 11)

This proposal is intentionally limited in its scope. Not only is it limited to the company’s annual bonus program, but it provides wide discretion to the board’s Compensation Committee to determine the length of the deferral period, to make any appropriate adjustments in the deferred amount, and to avoid violating any existing obligations or plan terms. We believe that adoption of a Bonus Deferral Policy is appropriate for the following reasons:

•	Facilitates the Use of the Clawback and Allows Flexibility in Reducing Annual Payouts. A Bonus Deferral Policy offers a straightforward mechanism to recoup annual awards under the company’s clawback policy, which could otherwise require legal action and the expenditure of additional company time and resources. This policy also allows for adjustments in payouts based on late arriving information related to misconduct. A Bonus Deferral Policy would materially enhance the company’s ability to use its clawback and we believe that it could help to retain the talent of the executives whose annual bonuses are being deferred.

•	Similar to Policies Widely Adopted in the Banking Industry and at Some Other Pharmaceutical Companies. A Bonus Deferral Policy like the one requested in the proposal is similar to arrangements that have been widely adopted in the banking industry, following the last financial crisis. In 2009, the Financial Stability Board (FSB), which coordinates national financial authorities in developing strong sector policies, adopted “Principles for Sound Compensation Policies” and related “Implementation Standards”, which included bonus deferral policies. Deferral policies were considered “particularly important” because they allow for “late-arriving information about risk-taking and outcomes” and reduces the need to recoup compensation already paid out, which may “fac[e] legal barriers”. The sixth progress report on these FSB Principles noted in 2019 that banking supervisors in 16 FSB jurisdictions, including the U.S., now have requirements or expectations regarding bonus deferral.xii

Other pharmaceutical companies have begun adopting bonus deferral policies, including Indivior, Novartis and GlaxoSmithKline. As contemplated by Proposal 11, these policies have been crafted for each company and vary by the percentage deferred and the length of the deferral period.xiii

We urge you to Vote FOR a CLAWBACK DISCLOSURE POLICY (Item 12)

We are aware that Eli Lilly has a compensation clawback policy that applies to equity and cash incentive payments and is triggered by specific types of misconduct. In our view, the effectiveness of a clawback policy is strengthened if shareholders can monitor its implementation. Disclosure not only enhances existing executive pay disclosure, but reinforces a culture of accountability, which is critical for at a company facing Eli Lilly’s challenges. Yet Eli Lilly has refused to implement this reform, unlike the 13 pharmaceutical companies that have adopted similar clawback disclosure policies over the past two years, including Assertio Therapeutics and Amgen Inc.xiv

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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The proposal’s request for greater transparency does not limit the board’s discretion to decide whether to claw back pay due to misconduct or pursue other avenues to address misconduct, but merely allows shareholders to be informed annually as to whether the board has used the clawback. Contrary to Eli Lilly’s Statement in Opposition, this proposal does not request “broad” disclosure and would not result in a “misleading picture” of how the company addresses senior executive misconduct. Rather, this proposal requests disclosure of the “general” circumstances of the clawback’s use and explicitly carves out instances where the disclosure would “violate any law, regulation or agreement”. The policy would give Eli Lilly and its Compensation Committee the ability to decide how to describe the clawback’s use in a way that demonstrates the company’s commitment to a culture of accountability.

We urge you to vote FOR Proposals 8, 11 and 12, the shareholder proposals requesting an independent chair and clawback disclosure and bonus deferral policies.

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i See Eli Lilly’s 2019 Annual Report on Form 10-K, Note 16 at 95 (https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947820000057/lly-20191231x10xk.htm).

ii Id.

iii Id.

iv Id.

v See https://www.wthr.com/article/families-organize-vigil-outside-eli-lilly-demanding-lower-cost-insulin; https://www.rollcall.com/news/congress/eli-lilly-chief-executive-escapes-drug-prices-panel; https://www.modernhealthcare.com/government/exasperated-lawmakers-grill-drugmakers-over-high-insulin-costs; https://www.axios.com/insulin-sales-eli-lilly-sanofi-novo-nordisk-oligopoly-39ca9712-c8c2-413e-baf1-d61a41849d7e.html; https://www.raps.org/news-and-articles/news-articles/2020/2/lilly-novo-nordisk-fight-insulin-biosimilars-with; https://www.beckershospitalreview.com/pharmacy/novo-nordisk-eli-lilly-and-sanofi-must-face-lawsuit-over-insulin-prices.html.

vi https://www.sec.gov/Archives/edgar/data/59478/000005947820000080/proxy2020_def14a.htm, pg. 65-66.

viiSee “2019 U.S. Spencer Stuart Board Index”, at 8-9 (https://www.spencerstuart.com/-/media/2019/ssbi-2019/us_board_index_2019.pdf).

viii Id., at 48-49.

ix See http://www.insurance.ca.gov/diversity/41-ISDGBD/GBDExternal/upload/pwc-2019-annual-corporate-directors-survey-full-report-2.pdf.

x See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

xi See https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/.

xii https://www.fsb.org/wp-content/uploads/P170619-1.pdf.

xiii See Indivior at http://www.indivior.com/wp-content/uploads/2019/03/IND029_AR2018_FULL-PDF-FINAL.pdf (at 68); Novartis at https://www.novartis.com/sites/www.novartis.com/files/ar-2017-compensation-en.pdf (at 128); and GlaxoSmithKline at https://www.gsk.com/media/5346/remuneration-report.pdf (at 108).

xiv See, e.g., http://investor.assertiotx.com/static-files/6172ab46-b5b7-4b31-81cb-cf217e2e0160 (Assertio Therapeutics, Inc.); and https://portal.ct.gov/-/media/OTT/Press-Room/Press-Releases/2020/PR030420TreasurerWoodenAnnouncesAgreementAmgenInc.pdf (Amgen Inc.).

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.